SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
[redacted] contact@singtel.com
e : www.singtel.com

03003793

ZCNSE C/T1/88/11/CT/at

SEC File No: 82-3622

28 January 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 9 OF 28.01.2003
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

RECEIVED
FEB 10 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	27/01/2003
Date of change of interest:	27/01/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(338,000)
% of issued share capital:	0.0019
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36
No. of shares held before the transaction:	468,274,291
% of issued share capital:	2.63
No. of shares held after the transaction:	467,936,291
% of issued share capital:	2.63

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,069,474,113	
% of issued share capital:	6	
No. of shares held after the transaction:	1,069,136,113	
% of issued share capital:	6	
Total shares:	1,069,136,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 8 OF 28.01.2003
Announcement No. 8

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	27/01/2003
Date of change of interest:	24/01/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(70,000)
% of issued share capital:	0.0004
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36
No. of shares held before the transaction:	468,344,291
% of issued share capital:	2.63
No. of shares held after the transaction:	468,274,291
% of issued share capital:	2.63

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,069,544,113	
% of issued share capital:	6	
No. of shares held after the transaction:	1,069,474,113	
% of issued share capital:	6	
Total shares:	1,069,474,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 50 OF 27.01.2003
Announcement No. 64

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	27/01/2003
Date of change of interest:	24/01/2003
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(786,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	7,486,000	11,971,746,896
% of issued share capital:	0.04	67.16
No. of shares held after the transaction:	6,700,000	11,971,746,896
% of issued share capital:	0.04	67.16
Total shares:	6,700,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 12 OF 24.01.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	23/01/2003
Date of change of interest:	23/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,393,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.35
No. of shares held before the transaction:	492,135,411
% of issued share capital:	2.76
No. of shares held after the transaction:	493,528,411
% of issued share capital:	2.77

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,068,151,113	
% of issued share capital:	5.99	
No. of shares held after the transaction:	1,069,544,113	
% of issued share capital:	6	
Total shares:	1,069,544,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/01/2003, the date of receipt of notice, to the SGX

MASNET No. 37 OF 22.01.2003
Announcement No. 37

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/01/2003
Date of change of interest:	20/01/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Securities Lending/Borrowing Transaction

Shares held in the name of registered holder

No. of shares of the change:	(30,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	7,516,000	11,971,746,896
% of issued share capital:	0.04	67.16
No. of shares held after change:	7,486,000	11,971,746,896
% of issued share capital:	0.04	67.16
Total shares:	7,486,000	11,971,746,896

Temasek Holsings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 10 OF 22.01.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/01/2003
Date of change of interest:	20/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	917,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3300
No. of shares held before the transaction:	489,318,411
% of issued share capital:	2.74
No. of shares held after the transaction:	490,235,411
% of issued share capital:	2.75

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,065,277,113	
% of issued share capital:	5.98	
No. of shares held after the transaction:	1,066,194,113	
% of issued share capital:	5.98	
Total shares:	1,066,194,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 17 OF 20.01.2003
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	17/01/2003
Date of change of interest:	17/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,167,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3400
No. of shares held before the transaction:	487,151,411
% of issued share capital:	2.73
No. of shares held after the transaction:	489,318,411
% of issued share capital:	2.74

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,063,110,113	
% of issued share capital:	5.96	
No. of shares held after the transaction:	1,065,277,113	
% of issued share capital:	5.98	
Total shares:	1,065,277,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 58 OF 17.01.2003
Announcement No. 58

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	17/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

***Information relating to shares held in the name of the registered holder*: -**

No. of shares which are the subject of the transaction: **% of issued share capital:**	(50)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	7,466,000	11,971,746,946
% of issued share capital:	0.04	67.16
No. of shares held after the transaction:	7,466,000	11,971,746,896
% of issued share capital:	0.04	67.16
Total shares:	7,466,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 44 OF 16.01.2003
Announcement No. 44

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	16/01/2003
Date of change of interest:	13/01/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(228,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.29000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	7,694,000	11,971,746,946
% of issued share capital:	0.04	67.16
No. of shares held after change:	7,466,000	11,971,746,946
% of issued share capital:	0.04	67.16
Total shares:	7,466,000	11,971,746,946

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 17 OF 16.01.2003
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	740,504
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	484,147,907
% of issued share capital:	2.72
No. of shares held after the transaction:	484,888,411
% of issued share capital:	2.72

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,060,106,609	
% of issued share capital:	5.95	
No. of shares held after the transaction:	1,060,847,113	
% of issued share capital:	5.95	
Total shares:	1,060,847,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 16 OF 16.01.2003
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,865,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3652
No. of shares held before the transaction:	481,282,907
% of issued share capital:	2.7
No. of shares held after the transaction:	484,147,907
% of issued share capital:	2.72

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,057,241,609	
% of issued share capital:	5.93	
No. of shares held after the transaction:	1,060,106,609	
% of issued share capital:	5.95	
Total shares:	1,060,106,609	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 16.01.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(133,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3700
No. of shares held before the transaction:	481,415,907
% of issued share capital:	2.7
No. of shares held after the transaction:	481,282,907
% of issued share capital:	2.7

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,057,374,609	
% of issued share capital:	5.93	
No. of shares held after the transaction:	1,057,241,609	
% of issued share capital:	5.93	
Total shares:	1,057,241,609	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 13 OF 16.01.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(9,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	26,185,867
% of issued share capital:	0.15
No. of shares held after the transaction:	26,176,867
% of issued share capital:	0.15

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,056,819,609	
% of issued share capital:	5.93	
No. of shares held after the transaction:	1,056,810,609	
% of issued share capital:	5.93	
Total shares:	1,056,810,609	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 12 OF 16.01.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/01/2003
Date of change of interest:	15/01/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,980,326
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	466,306,965
% of issued share capital:	2.62
No. of shares held after the transaction:	468,287,291
% of issued share capital:	2.63

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,054,839,283	
% of issued share capital:	5.92	
No. of shares held after the transaction:	1,056,819,609	
% of issued share capital:	5.93	
Total shares:	1,056,819,609	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 13 OF 14.01.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	13/01/2003
Date of change of interest:	13/01/2003
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(55,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2955
No. of shares held before the transaction:	26,240,867
% of issued share capital:	0.15
No. of shares held after the transaction:	26,185,867
% of issued share capital:	0.15

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,055,153,283	
% of issued share capital:	5.92	
No. of shares held after the transaction:	1,055,098,283	
% of issued share capital:	5.92	
Total shares:	1,055,098,283	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/01/2003, the date of receipt of notice, to the SGX

SEC File No: 82-3622

MASNET No. 21 OF 10.01.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	09/01/2003
Date of change of interest:	09/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,681,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2519
No. of shares held before the transaction:	479,734,907
% of issued share capital:	2.69
No. of shares held after the transaction:	481,415,907
% of issued share capital:	2.7

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,053,794,683	
% of issued share capital:	5.91	
No. of shares held after the transaction:	1,055,475,683	
% of issued share capital:	5.92	
Total shares:	1,055,475,683	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 10.01.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	09/01/2003
Date of change of interest:	09/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Tranfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(258,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	479,992,907
% of issued share capital:	2.69
No. of shares held after the transaction:	479,734,907
% of issued share capital:	2.69

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,054,052,683	
% of issued share capital:	5.91	
No. of shares held after the transaction:	1,053,794,683	
% of issued share capital:	5.91	
Total shares:	1,053,794,683	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 1 OF 20.01.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel to push take-up of data services across all its platforms

Attached is a news release made by Singapore Telecommunications Limited on the above.

Release19Jan03.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 20/01/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel to push take-up of data services across all its platforms

Launch of IDEAS *campaign will build on strong mobile data revenue growth in 2002*

Singapore, 19 January 2003 – Singapore Telecommunications Ltd (SingTel) today unveiled its plans to heavily promote its integrated suite of data services and applications to both home and business users.

The entire suite of SingTel's retail data services and applications accessible from its fixed-line, Internet, broadband and mobile platforms is now offered under a new umbrella brand called *IDEAS*. The various services have been regrouped into three user categories: ***IDEAS*@Home**, ***IDEAS*@Work** and ***IDEAS*@Play** based on major market segments and their needs.

Mr Andrew Buay, SingTel's Vice President of Consumer Marketing, said: "The launch of *IDEAS* underlines SingTel's focus on data services as a key to future revenue growth and customer benefit. It also supports our vision of providing ubiquitous communications anywhere and anytime.

"By streamlining the communications of our product offering, our customers will become even more familiar with SingTel's integrated data services and applications, and how they can benefit from their use."

Over the past few months, SingTel has launched a range of innovative yet practical services such as island-wide high-speed Outdoor Wireless Surf Zones, Multimedia Messaging Services, MagixTV video-on-demand, and business and home monitoring services.

Mr Buay said: "Without data services and applications, some customers will, sadly, continue to see the phone or the broadband line as just a pipe for chatting or surfing.

"SingTel saw revenues from mobile data services increase by over 40 per cent year on year during the six months to September 2002. This is very encouraging, and we believe that with a higher awareness of our data services and their benefits, more customers will be convinced to use them on a frequent basis.

"Currently, more than 350,000 customers already use SingTel Mobile's unique **Send* service to retrieve a wide range of information. This reflects the great potential of data services once the customer experience is enriched, for instance through MMS, and with the expanded means through which they can get services and information from a broadband connection at home or on the move."

Strong potential for data services

SingTel started the year 2003 on a high note, having doubled its retail broadband customer base to over 100,000 as at end December 2002. SingTel Mobile added a feather in its cap by crossing the 100,000 mark for GPRS customers. There was also a three-fold jump in MMS traffic in December 2002 compared to the preceding months.

"With our broadband and mobile data subscriber bases growing rapidly, it only makes sense that our customers are given very easy access to our services from whatever medium that is most convenient to them at that point in time," said Mr Buay.

Today, customers can access and enjoy *IDEAS* services across SingTel's multiple platforms. SingTel is the only service provider that allows its fixed-line, Internet and mobile customers to send SMS across these platforms. Customers can also remotely monitor home or business operations with real-time video streaming from a SingNet Broadband line or at any one of SingTel's 140-plus high-speed Outdoor Wireless Surf Zones.

Mr Buay said that these are true convergent applications that will redefine the use of and simplify communications. "Some people associate broadband with addiction while some call it a road with no return. Although it takes time to change consumer behaviour, once users are accustomed to high-speed Internet, they will never go back to dial-up speeds!"

This, in the same way, creates customer expectation and need for the same high-speed and rich media experience even when on the move. "That sets the stage for wireless broadband demand. In the interim, before 3G becomes available to the mass market, 2.5G GPRS and public WiFi sites such as SingTel's Outdoor Wireless Surf Zones will provide some proof of concept and applications that customers will come to rely on and expect the same rich media and high-speed access on the move," Mr Buay explained.

Subject to regulatory approval, SingTel hopes to add television as another mainstream device through which customers can enjoy rich media, entertainment and communications services by the end of this year when it offers interactive TV services over its broadband ADSL network.

About the *IDEAS* campaign

SingTel's newly launched S$2 million *IDEAS* campaign will run for six months to promote its comprehensive suite of data services that help enhance lifestyles and improve work productivity of consumers.

The campaign will be supported by television commercials, press advertisements, direct mailers and roadshows. Its tagline - *Life Beyond Words* - reflects the increasing importance of data services as an integral part of SingTel customers' communications needs.

The *IDEAS* brand will absorb *e-ideas,* the brand used by SingTel Mobile for its mobile data services since June 1999.

For more information, please visit www.ideas.singtel.com

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SingTel

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

MASNET No. 1 OF 22.01.2003
Announcement No. 1

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel appointed as Toyota's data communications provider in Asia Pacific

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-22012003-Toyota.pc

Submitted by Chan Su Shan (Ms), Company Secretary on 22/01/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel appointed as Toyota's data communications provider in Asia Pacific

Singapore and Tokyo, 22 January 2003 – Singapore Telecommunications Limited (SingTel) today announced that it has been chosen by Toyota Motor Corporation (Toyota) to provide, manage and support Toyota's telecommunications network throughout the Asia Pacific. The contract will see SingTel support Toyota's network using a managed IP-VPN network.

SingTel's *ConnectPlus IP-VPN* which is based on Multi-Protocol Labeling Switching (MPLS) technologies, offers high security and allows customers to prioritise the delivery of data traffic using different classes of service. MPLS also gives *ConnectPlus IP-VPN* the scalability to support up to tens of thousands of Virtual Private Networks (VPN). This will allow Toyota to communicate with multiple sites in real-time and enable more active communication among its users in the Asia Pacific region. In addition to data communications, SingTel will provide Toyota with international voice service over the same network.

Mr Chong Chin Kok, CEO (SingTel Global Offices), said: "SingTel is proud to be selected by Toyota. This is an endorsement from a world-class manufacturer of SingTel's reliability and capabilities, not just in our traditional hub of Singapore but also in Japan and across the Asia Pacific."

SingTel has been enhancing its competitiveness to better serve multinational corporations in the region. This includes upgrading its *ConnectPlus IP-VPN* network to make Japan, Australia and Hong Kong network hubs, in addition to Singapore.

The regional market will increasingly be important for SingTel's corporate business, serving multi-national clients on a cross-border basis. It expects that by FY 2005/06, as much as 30 per cent of its international data revenue will come from business generated by its overseas offices, up from the current 10 to 12 per cent.

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

About Toyota

Toyota Motor Corporation is the world's third largest automaker, producing a full range of models, from minivehicles to large trucks. Global sales of its Toyota and Lexus brands, combined with those of Daihatsu and Hino, totaled 5.94 million units in CY2001. As of March 2002, besides its 12 own plants in Japan, Toyota has 54 manufacturing companies in 27 countries/locations, which produce Lexus- and Toyota-brand vehicles and components, employs 246,700 people worldwide (on a consolidated basis), and markets vehicles in more than 160 countries and regions. Automotive business, including sales finance, accounts for more than 90% of the company's total sales, which came to a consolidated 15.1 trillion yen in the fiscal year to March 2002. Diversified operations include telecommunications, prefabricated housing and leisure boats.
For further information, please visit http://www.toyota.co.jp/en/ci.html

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